NO ACT

PO
12-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10010637

February 12, 2010

Received SEC

FEB 12 2010

Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-12-2010

Mary Louise Weber
Assistant General Counsel
Verizon Communications Inc.
One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

Dear Ms. Weber:

This is in response to your letter dated December 23, 2009 concerning the shareholder proposal submitted to Verizon by the Laborers' Staff & Affiliates Pension Fund. We also have received a letter from the proponent dated January 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Mark W. Speakes
Fund Administrator
LIUNA Staff & Affiliates Pension Fund
905 16th Street, N.W.
Washington, DC 20006-1765

February 12, 2010

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 23, 2009

The proposal requests that the board of directors initiate the appropriate process to amend Verizon's corporate governance guidelines to adopt and disclose a written and detailed succession planning policy, including features specified in the proposal.

We are unable to concur in your view that Verizon may exclude the proposal under rules 14a-8(b) and 14a-8(f). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



LIUNA STAFF & AFFILIATES PENSION FUND

BOARD OF TRUSTEES

TERENCE M. O'SULLIVAN
Chairman

ARMAND E. SABITONI

VERE O. HAYNES

MIKE QUEVEDO, JR.

TERRENCE M. HEALY

RAYMOND M. POCINO

JOSEPH S. MANCINELLI

ROCCO DAVIS

VINCENT R. MASINO

DENNIS L. MARTIRE

MANO FREY

ROBERT E. RICHARDSON

JOSÉ A. MORENO

RALPH E. COLE

JOHN F. PENN

JOHN F. HEGARTY

MICHAEL S. BEARSE

MARK W. SPEAKES
Fund Administrator

905 16th Street, N.W.,
Washington, D.C.
20006-1765

(800) 544-3840
or (202) 737-1664

Fax: (202) 347-0721

RECEIVED
2010 FEB -2 PM 12: 18
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 26, 2010

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Response to Verizon Communication Inc.'s Request for No-Action Advice Concerning the Laborers' Staff & Affiliates Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The Laborers' Staff & Affiliates Pension Fund ("Fund") hereby submits this letter in reply to Verizon Communication Inc.'s ("Verizon" or "Company") Request for No-Action Advice to the Security and Exchange Commission's Division of Corporation Finance staff ("Staff") concerning the Fund's shareholder proposal ("Proposal") and supporting statement submitted to the Company for inclusion in its 2010 proxy materials. The Fund respectfully submits that the Company has failed to satisfy its burden of persuasion and should not be granted permission to exclude the Proposal. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

Introduction

The Proposal requests that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines to adopt and disclose a written and detailed succession planning policy, including numerous specific features. The Company seeks permission to omit the proposal under Rule 14a-8(f) for failing to meet the requirements of Rule 14a-8(b) and under Rule 14a-8(i)(10). However, the Fund has in fact provided proper verification that it satisfies the eligibility requirements of Rule 14a-8(b)(1). Further, the Company has failed to satisfy its burden of persuasion under Rule 14a-8(i)(10) that the Proposal has been substantially implemented. Therefore, the Company's request for no-action advice should be denied.

The Fund Has Satisfied the Eligibility Requirements Under Rule 14a-8(b)(1)

Rule 14a-8(b)(1) provides that to be eligible to submit a proposal a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date of submitting the proposal. Also, the shareholder must continue to hold those securities through the date of the meeting. In Staff Legal Bulletin No. 14 the Staff identified how a shareholder's ownership should be substantiated:

In the event that the shareholder is not the registered holder, the shareholder is responsible for proving his or her eligibility to submit a proposal to the company. To do so, the shareholder must do one of two things. He or she can submit a written statement from the record holder of the securities verifying that the shareholder has owned the securities continuously for one year as of the time the shareholder submits the proposal.

The Fund has complied with this requirement by providing exactly that, a written statement from the record holder – Wachovia Bank – verifying that the Fund has owned the securities continuously for one year as of the time the Fund submitted the proposal. The letter from Wachovia provides:

Wachovia Corporation is the record holder for 68,400 shares of Verizon Communications, Inc. ("Company") common stock held for the benefit of the Laborers' Staff and Affiliates Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

This written statement satisfies the requirements of Rule 14a-8(b)(1), notwithstanding the Company's attempt to erect an additional hoop; that is, stating the date of the submission of the proposal rather than referencing it. No such requirement exists in the rule and it is a matter of semantics for Wachovia confirmed the Fund's ownership and eligibility and that is all that was required.

We note that, while the Company cites several no-action decisions in support of its request, none of them support the proposition that the Company advances that the specific date must be explicitly provided rather than referenced. Instead, these decisions focus on the proponents failure to establish continuous ownership, provide improper verification by making an insufficient representation ("for the past year") or relying on brokerage statements. Therefore, the Company should not be granted leave to exclude the Proposal under Rule 14a-8(f).

The Company Has Failed to Satisfy Its Burden of Proving That It Has Substantially Implemented the Proposal

In order to satisfy its burden of persuasion under Rule 14a-8(i)(10), the Company must demonstrate that its "particular policies, practices and procedures compare favorably with the guidelines of the proposal." The purpose of the substantial implementation exemption is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." While it is correct that the Company need not comply with every detail of a proposal, it must demonstrate that the essential objective of the proposal has been satisfied. *Johnson & Johnson* (February 17, 2006). The Company fails to demonstrate this and thus fails to meet its burden.

The Proposal provides in its entirety:

Resolved: That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

· The Board of Directors will review the plan annually;

· The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;

· The Board will identify and develop internal candidates;

· The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;

· The Board will annually produce a report on its succession plan to shareholders.

The Proposal seeks formal action by the Board, specifically adopting and disclosing a written and detailed succession planning policy. Such a policy would presumably represent the culmination of a comprehensive, thoughtful and formal process for addressing this important topic. The Proposal's essential objective is the creation of a detailed and comprehensive formal policy on succession planning, which could only be modified in the future by Board action to amend its corporate governance guidelines.

However, the only statement in Verizon's Corporate Governance Guidelines reads as follows:

At least once a year, the Board conducts a strategic planning session with management. The Board reviews succession planning and management development at least annually. The process includes consideration of organizational needs, competitive challenges, the potential of key managers, planning for future development and emergency situations.

This general statement falls short of the comprehensive succession plan that is the essential objective of the Proposal. The Company's provision does not ensure that the succession planning process incorporates the company's business strategy nor does it call for a formal assessment process. Further, it makes no mention of the importance of identifying and developing internal candidates. Finally, it does not provide for any reporting to shareholders. While the Company may mention succession planning, that is a far cry from adopting and disclosing the detailed written policy proposed in the Proposal.

Conclusion

The Fund has provided appropriate evidence of its eligibility under Rule 14a-8(b)(1). Therefore, the Company's request under Rule 14a-8(f) should be denied. Further, the Company has failed to satisfy its burden under Rule 14a-8(i)(10) to prove that the Proposal has been substantially implemented so its request for leave to omit the Proposal on these grounds should also be denied.

Sincerely,



MARK W. SPEAKES
Fund Administrator

cc: Jennifer S. O'Dell, LIUNA Corporate Affairs

Mary Louise Weber
Assistant General Counsel



One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 23, 2009

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2010 Annual Meeting
Shareholder Proposal of the Laborers' Staff & Affiliates
Pension Fund

Ladies and Gentlemen:

This letter is submitted on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Verizon has received a shareholder proposal and supporting statement (the "Proposal") from the Laborers' Staff & Affiliates Pension Fund (the "Proponent"), for inclusion in the proxy materials to be distributed by Verizon in connection with its 2010 annual meeting of shareholders (the "2010 proxy materials"). A copy of the Proposal is attached as Exhibit A. For the reasons stated below, Verizon intends to omit the Proposal from its 2010 proxy materials.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to the Proponent as notice of Verizon's intent to omit the Proposal from Verizon's 2010 proxy materials.

I. Introduction.

On November 19, 2009, the Proponent submitted the following proposal to Verizon via facsimile transmission:

> ***Resolved:*** *That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:*

- *The Board of Directors will review the plan annually;*
- *The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;*
- *The Board will identify and develop internal candidates;*
- *The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;*
- *The Board will annually produce a report on its succession plan to shareholders.*

Verizon believes that the Proposal may be properly omitted from its 2010 proxy materials (1) under Rule 14a-8(f) because the Proponent failed to meet the requirements of Rule 14a-8(b), and (2) under Rule 14a-8(i)(10) because Verizon has substantially implemented the Proposal.

II. Bases for Excluding the Proposal.

A. The Proposal May Be Excluded from the 2010 Proxy Materials Pursuant to Rule 14a-8(f) Because the Proponent Failed to Supply Documentary Support Evidencing Satisfaction of the Continuous Ownership Requirements of Rule 14a-8(b)(1).

Rule 14a-8(b)(1) provides that, in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date the proposal is submitted and must continue to hold those securities through the date of the meeting. If the proponent is not a registered holder, he or she must provide proof of beneficial ownership of the securities. Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the proponent fails to provide evidence that it meets the eligibility requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the deficiency and the proponent fails to correct the deficiency within the required time.

The Proponent submitted the Proposal to Verizon on November 19, 2009 via facsimile transmission. The submission did not include documentation establishing that the Proponent had met the eligibility requirements of Rule 14a-8(b)(1). On November 24, 2009, Verizon received a letter via facsimile transmission from Wachovia Bank, N.A. dated November 24, 2009 (the "Wachovia Letter"), verifying that the Proponent has been a beneficial owner of at least 1% or $2,000 in market value of Verizon's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Proponent. The Wachovia Letter does not identify the date of submission of the proposal. A copy of the Wachovia Letter is attached hereto as Exhibit B.

In accordance with Rule 14a-8(f)(1), on November 24, 2009, Verizon sent a letter to the Proponent via Federal Express (the "Notice of Defect Letter"), which was received by the Proponent on November 25, 2009. The Notice of Defect Letter stated that, because the Wachovia Letter does not identify the date of submission of the Proposal, the Wachovia Letter fails to conclusively establish the Proponent's continuous ownership of Verizon stock for a period of one year as of the time that the Proponent submitted the Proposal. The Notice of Defect Letter requested a written statement from the record owner of the Proponent's shares verifying that the Proponent has continuously owned the requisite number of shares of Verizon stock for a period of one year as of the actual date of submission of the Proposal. The Notice of Defect Letter also advised the Proponent that such written statement had to be submitted to Verizon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB No. 14") relating to eligibility and procedural issues, the Notice of Defect Letter included a copy of Rule 14a-8. Verizon received confirmation from Federal Express that the Notice of Defect Letter was delivered to the Proponent's place of business on November 25, 2009. A copy of the Notice of Defect Letter (excluding the copy of Rule 14a-8) and the Federal Express delivery confirmation is attached as Exhibit C to this letter.

The Proponent did not submit a response to the Notice of Defect Letter by December 9, 2009, which was 14 days after the Proponent's receipt of the Notice of Defect Letter. Accordingly, Verizon believes that the Proposal properly may be omitted under Rule 14a-8(f) because the Proponent failed to supply documentary support evidencing satisfaction of the continuous ownership requirements of Rule 14a-8(b). Pursuant to such Rule, the Proponent was required to submit a written statement from the record holder of the Proponent's shares, verifying the Proponent's *continuous* ownership of at least $2,000 of Verizon shares from November 19, 2008 (one year prior to the date of submission) through November 19, 2009 (the date of submission). The Wachovia Letter fails to identify the date of submission of the Proposal and, thus, fails to verify continuous ownership for the requisite period. Rule 14a-8(b)(2) does not require the company to "connect the dots" and make inferences about continuous stock ownership. Rather, it is the proponent's responsibility to provide proof of this in the form of an affirmative written statement from the record holder of the proponent's stock. The Wachovia Letter cannot be read to provide this assurance without making assumptions and inferences as to its intended meaning, which may or may not be accurate.

The Staff has consistently taken the position that if a proponent does not provide documentary support sufficiently evidencing that it has satisfied the continuous ownership requirement for the one-year period specified by Rule 14a-8(b), the proposal may be excluded under Rule 14a-8(f). See, e.g., *Verizon Communications Inc.* (January 25, 2008) (broker's letter did not specifically verify continuous ownership); *General Motors Corporation* (April 5, 2007) (account summary insufficient verification of continuous ownership); *Yahoo! Inc.* (March 29, 2007) (broker's letter did not specifically verify continuous ownership); *The Home Depot, Inc.* (February 5, 2007) (broker's letter verifying ownership "for the past year" was insufficient to provide proof of ownership for requisite period); *General Electric Company* (January 16, 2007) (brokerage statement insufficient to prove continuous ownership); and *International Business Machines Corporation* (November 16, 2006) (broker's letter dated before date of submission did not verify continuous ownership for requisite period).

While Rule 14a-8(f) requires a company receiving a proposal to notify the proponent of any procedural or eligibility deficiencies, it does not require a second notification if the response to the first notification was deficient. Any further verification the Proponent might now submit would be untimely under the Commission's rules. Therefore, Verizon believes that the Proposal is excludable pursuant to Rule 14a-8(f) because the Proponent failed to remedy the eligibility deficiency on a timely basis after notification by Verizon.

B. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because Verizon has Substantially Implemented the Proposal.

Verizon also believes that the Proposal may be properly excluded under Rule 14a-8(i)(10), which permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The "substantially implemented" standard reflects the Staff's interpretation of the predecessor rule (allowing omission of a proposal that was "moot") that a proposal need not be "fully effected" by the company to meet the mootness test so long as it was "substantially implemented." See SEC Release No. 34-20091 (August 16, 1983).

The Staff has consistently taken the position that when a company already has policies and procedures in place relating to the subject matter of a shareholder proposal that satisfactorily address the underlying concerns or essential objectives of the proposal, the proposal has been substantially implemented within the scope of Rule 14a-8(i)(10). Staff no-action letters have established that a company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). See *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion of a proposal requesting a sustainability report because the company had posted an equivalent report or other information on its website that addressed the company's policies, practices and performance in the areas suggested by the proposal. See also *Masco Corporation* (March 29, 1999) (permitting exclusion because the company adopted a version of the proposal with slight modification and a clarification as to one of its terms).

The Proposal requests that the Board's succession planning process incorporate specific features, including collaboration with the CEO, annual review of the plan, consideration of business objectives, development of internal candidates and planning for future developments and emergency situations. In this regard, Verizon's Corporate Governance Guidelines provide:

> **Strategic Planning and Management Development.** At least once a year, the Board conducts a strategic planning session with management. The Board reviews succession planning and management development at least annually. The process includes consideration of organizational needs, competitive challenges, the potential of key managers, planning for future development and emergency situations.

In addition, the Verizon Board has charged the Board's Human Resources Committee ("HRC") with the responsibility of "oversee[ing] management in the development and implementation of human resources practices and policies, including succession planning, that support and enhance the Corporation's strategic objectives and promote equal opportunity and diversity." HRC Charter. Among the duties of the HRC listed in the charter is the following:

> 3. The HRC shall consult with the CEO on Senior Management continuity, succession, development and organizational matters, as deemed appropriate by the HRC.

Proposals have been considered "substantially implemented" where the company has implemented part but not all of a multi-faceted proposal. See *Columbia/HCA Healthcare Corp.* (February 18, 1998) (permitting exclusion of a proposal after the company took steps to partially implement three of four actions requested by the proposal). Taken together, the provisions in Verizon's Corporate Governance Guidelines and the HRC Charter, and the Verizon Board's and HRC's ongoing actions in accordance therewith, substantially address the issues raised by the Proposal (i.e., consultation with the CEO, annual review of the plan, development of internal candidates, and planning for future developments and emergency situations).

For the foregoing reasons, Verizon believes the Proposal has been substantially implemented for purposes of Rule 14a-8(i)(10).

III. Conclusion.

Verizon believes that the Proposal may be omitted from its 2010 proxy materials under Rule 14a-8(f) and Rule 14a-8(i)(10). Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from Verizon's 2010 proxy materials.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Ms. Jennifer O'Dell
Assistant Director
LIUNA Department of Corporate Affairs



LIUNA STAFF & AFFILIATES PENSION FUND

BOARD OF TRUSTEES

TERENCE M. O'SULLIVAN
Chairman

ARMAND E. SABITONI

VERE O. HAYNES

MIKE QUEVEDO, JR.

TERRENCE M. HEALY

RAYMOND M. POCINO

JOSEPH S. MANCINELLI

ROCCO DAVIS

VINCENT R. MASINO

Sent via Facsimile (908) 766-3813

November 19, 2009

Ms. Marianne Drost
Senior Vice President, Deputy General Counsel and Corporate Secretary
Verizon Communications, Inc.
140 West Street
New York, NY 10036

Dear Ms. Drost,

On behalf of the Laborers' Staff & Affiliates Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Verizon Communications, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 68,400 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 842-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006.

Sincerely,



MARK W. SPEAKES
Fund Administrator

MWS:pp

cc: Jennifer O'Dell, LIUNA Corporate Affairs

Enclosure

Resolved: That the shareholders of Verizon Communications, Inc. ("Company") hereby request that the Board of Directors initiate the appropriate process to amend the Company's Corporate Governance Guidelines ("Guidelines") to adopt and disclose a written and detailed succession planning policy, including the following specific features:

- The Board of Directors will review the plan annually;
- The Board will develop criteria for the CEO position which will reflect the Company's business strategy and will use a formal assessment process to evaluate candidates;
- The Board will identify and develop internal candidates;
- The Board will begin non-emergency CEO succession planning at least 3 years before an expected transition and will maintain an emergency succession plan that is reviewed annually;
- The Board will annually produce a report on its succession plan to shareholders.

Supporting Statement

CEO succession is one of the primary responsibilities of the board of directors. A recent study published by the NACD quoted a director of a large technology firm: "'A board's biggest responsibility is succession planning. It's the one area where the board is completely accountable, and the choice has significant consequences, good and bad, for the corporation's future." (*The Role of the Board in CEO Succession: A Best Practices Study, 2006*). The study also cited research by Challenger, Gray & Christmas that "CEO departures doubled in 2005, with 1228 departures recorded from the beginning of 2005 through November, up 102 percent from the same period in 2004."

In its 2007 study *What Makes the Most Admired Companies Great: Board Governance and Effective Human Capital Management*, Hay Group found that 85% of the Most Admired Company boards have a well defined CEO succession plan to prepare for replacement of the CEO on a long-term basis and that 91% have a well defined plan to cover the emergency loss of the CEO that is discussed at least annually by the board.

The NACD report identified several best practices and innovations in CEO succession planning. The report found that boards of companies with successful CEO transitions are more likely to have well-developed succession plans that are put in place well before a transition, are focused on developing internal candidates and include clear candidate criteria and a formal assessment process. Our proposal is intended to have the board adopt a written policy containing several specific best practices in order to ensure a smooth transition in the event of the CEO's departure. We urge shareholders to vote FOR our proposal.

NOV-24-2009 13:34 FROM:WACHOVIA RETIREMENT 703 760 6431 TO:8190876(**EXHIBIT "B"**

Mark Cloud
Wachovia Bank, N.A.
Wachovia Retirement Services
Mail code: R3075-018
1753 Pinnacle Drive
McLean, VA 22102

Tel: 703-760-5443
Fax: 703-760-6431



Fax

WACHOVIA

Date	11/24/09
To	Ms. Marianne Drost
Company	Verizon Communications, Inc.
Fax	908-766-3813
Pages	1
From	Mark Cloud (WRS-Tysons)
Regarding	Record Letter

Dear Ms. Drost,

Wachovia Corporation is the record holder for 68,400 shares of Verizon Communications, Inc. ("Company") common stock held for the benefit of the Laborers' Staff and Affiliates Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Mark Cloud
Vice President
Wachovia Retirement Services

EXHIBIT "C"

Mary Louise Weber
Assistant General Counsel



One Verizon Way
VC54S440
Basking Ridge, New Jersey 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

November 24, 2009

Via Federal Express

Ms. Jennifer O'Dell
Assistant Director
LIUNA Department of Corporate Affairs
905 Sixteenth Street, N.W.
Washington, D.C. 20006

Dear Ms. O'Dell:

I am writing to acknowledge receipt (1) on November 19, 2009, of a shareholder proposal dated November 19, 2009, submitted by the Laborers' Staff & Affiliates Pension Fund (the "Fund") for inclusion in Verizon Communications Inc.'s ("Verizon") proxy statement for the 2010 annual meeting of shareholders and (2) on November 24, 2009 of a letter from Wachovia Bank, N.A. dated November 24, 2009 (the "Wachovia Letter"), verifying that the Fund has been a beneficial owner of at least 1% or 2,000 in market value of the Verizon's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund. The Wachovia Letter does not identify the date of submission of the Fund's shareholder proposal.

Under the Securities and Exchange Commission's ("SEC") proxy rules, in order to be eligible to submit a proposal for the 2010 annual meeting, a shareholder who is not a registered holder must submit proof from the record holder that the shareholder continuously owned at least $2,000, or 1%, in market value of Verizon's common stock for a period of one year as of the time that the shareholder submits the proposal. According to Verizon's records, the Fund is not a registered holder of its stock. The Wachovia Letter fails to conclusively establish the Fund's continuous ownership of the securities for a period of one year as of the time that the Fund submitted the proposal. For your reference, I have attached a copy of the SEC's proxy rules relating to shareholder proposals.

In accordance with Rule 14a-8(f), I request that you furnish, within 14 calendar days of receipt of this letter, a written statement from the record holder of the

Fund's shares verifying that the Fund has continuously owned at least $2,000 in market value, or 1%, of Verizon's common stock for a period of one year as of the time the Fund submitted the proposal. Once we receive this documentation, we will be in a position to determine whether the proposal is eligible for inclusion in the proxy statement for the Verizon 2010 annual meeting.

Please do not hesitate to contact me if you have any questions.

Very truly yours,



Mary Louise Weber

Attachment

Cc: William Horton